July 25, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:   Kathleen Collins, Accounting Branch Chief

Re:    ACI Worldwide, Inc.

Form 10-K for the Year Ended December 31, 2010
Filed on February 18, 2011
File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated July 11, 2011 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for the year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 31

1. We note from your response to prior comment 1 that approximately 88% of your 12- month backlog is committed and such percentage has not varied from period to period.
Considering you provide a breakdown of the 60-month backlog between committed backlog and renewal backlog, the Staff continues to believe that for consistency it would be helpful for an investor to understand the amount or percentage of your 12-month backlog that is committed or why such a breakdown has not been provided. Accordingly, please revise your future filings to disclose the percentage of 12-month committed backlog or clarify that a significant majority of your 12-month backlog is comprised of committed backlog and therefore no breakdown has been provided.

Response: We respectfully advise the staff that in future filings we will revise our 12-month backlog disclosure to include the following:

For all periods reported, approximately 87% of our 12-month backlog estimate is Committed Backlog and approximately 13% of our 12-month backlog estimate is Renewal Backlog.

Securities and Exchange Commission
July 25, 2011

Notes to Consolidated Financial Statements

Note 15. Income Taxes, page 84

2. We note from your response to prior comment 3 that in fiscal 2009 the “tax effect of foreign operations” line item from your tax rate reconciliation table is comprised of ($2.2) million for the tax effect of the IP transfer and $1.6 million for the release of statute barred FIN48 reserves. To the extent that this line item is comprised of individually significant items, in future filings please revise to separately disclose such amounts in your rate reconciliation table.

Response: We respectfully advise the staff that in future filings we will disclose individually significant items in our income tax rate reconciliation table.

* * * *

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens

Senior Vice President, Chief Financial Officer,
and Chief Accounting Officer

Enclosures
cc:	Philip G. Heasley, ACI Worldwide, Inc. Dennis P. Byrnes, ACI Worldwide, Inc. Robert A. Profusek, Jones Day